November 21, 2022

Via EDGAR

Securities and Exchange Commission,
      Division of Corporation Finance,
            100 F. Street, N.E.,
                  Washington, D.C. 20549.

Attention: Joseph Ambrogi

Re:	Acceleration Request for Creative Media & Community Trust Corporation Registration Statement on Form S-3 (File No. 333-268032)

Dear Mr. Ambrogi:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, on behalf of Creative Media & Community Trust Corporation (the “Company”), the Company hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-268032 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Standard Time, on Tuesday, November 22, 2022, or as soon as practicable thereafter.

If you have any questions with respect to this matter, please contact Patrick S. Brown of Sullivan & Cromwell LLP via telephone at (310) 712-6603 or via e-mail at brownp@sullcrom.com.  In addition, please notify Mr. Brown when this request for acceleration has been granted.

Very truly yours,

/s/ David Thompson
David Thompson
Chief Executive Officer, Creative Media & Community Trust Corporation

cc:	Patrick S. Brown
(Sullivan & Cromwell LLP)